                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             Cheniere Energy, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.003 per share
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                        (Title of Class of Securities)

                                   16411R109
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                                (CUSIP Number)

                             BSR Investments, Ltd.
                             c/o Don A. Turkleson
                               1200 Smith Street
                                  Suite 1740
                          Houston, Texas  77002-4312
                                (713) 659-1361
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 15, 1999
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                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit. See Rule 13d-7(b) for other parties to whom are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)
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                                  SCHEDULE 13D
CUSIP No. 16411R109

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1)  Names of Reporting Persons
    I.R.S. Identification No. of Above Persons (entities only)
    BSR Investments, Ltd.
    (I.R.S. Identification No. not applicable)

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [   ]
    (b)  [   ]

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3)  SEC Use Only

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4)  Source of Funds (See Instructions)
    OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e) [   ]

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6)  Citizenship or Place of Organization
    British Virgin Islands

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                     7)  Sole Voting Power
                         Common Stock                3,946,445
  Number of
  Shares       -----------------------------------------------------------------
Beneficially         8)  Shared Voting Power
  Owned by
   Each                  Common Stock                0
 Reporting
  Person       -----------------------------------------------------------------
   With              9)  Sole Dispositive Power
                         Common Stock                3,946,445

               -----------------------------------------------------------------
                    10)  Shared Dispositive Power
                         Common Stock                0

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11)   Aggregate Amount Beneficially Owned By Each Reporting Person
                         Common Stock                3,946,445

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12)   Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See
      Instructions) [   ]

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13)   Percent Of Class Represented By Amount In Row (11)
                         Common Stock                17.7%

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14)   Type Of Reporting Person
      CO
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                              (Page 2 of 5 Pages)

The Schedule 13D is amended to make the following changes to certain items:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Add the following:

     As consideration for BSR agreeing to extend the maturity date of the $2,000,000 term loan from BSR to Cheniere, Cheniere (i) issued warrants to BSR to purchase 400,000 shares of Common Stock at an exercise price of $1.50 per share and (ii) reduced the exercise price of 166,667 warrants previously issued to BSR from $2.375 to $1.50 per share. The Third Amendment to Securities Purchase Agreement between BSR and Cheniere dated September 14, 1998 is Exhibit 8 to this Statement and supercedes Exhibit 6.

     Pursuant to an Exchange Agreement between BSR and Cheniere dated January 15, 1999, BSR is exchanging the full principal amount of the $2,000,000 term loan for 2,777,778 shares of Common Stock. The Exchange Agreement is Exhibit 9 to this Statement.

     As a result of a January 15, 1999 default on the Term Note Agreements with Arabella and Alba discussed in Item 5(c), BSR has committed to transfer 2,000,000 of the shares of Common Stock it owns in accordance with the Stock Pledge Agreement and in full cancellation of such debt.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Replace (a) and (b) with the following:

(a) BSR owns of record 3,379,778 shares of Common Stock and presently exercisable warrants to purchase up to 166,667 shares on or before December 31, 2001 and 400,000 shares on or before September 15, 2002, all at an exercise price of $1.50 per share. In the aggregate, BSR beneficially owns 3,946,445 shares of Common Stock, representing approximately 17.7% of the issued and outstanding shares of Common Stock, based on information provided by Cheniere to BSR that Cheniere presently has 21,786,277 shares of Common Stock issued and outstanding (including 2,812,528 shares being issued in exchange for debt, as described below).

     Nicole Souki does not beneficially own any Common Stock (other than in her capacity as an executive officer or director of BSR) and she does not have the right to acquire any Common Stock (other than in her capacity as an executive officer or director of BSR).

(b) BSR currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,379,778 shares of the Common Stock referred to in paragraph . If BSR were to exercise its warrant to purchase Common Stock with respect to all shares, it would have the sole power to vote or direct the vote and to dispose or direct the disposition of 3,946,445 shares of Common Stock.

     Nicole Souki does not have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by BSR (other than in her capacity as an executive officer or director of BSR).

                              (Page 3 of 5 Pages)

Add the following to (c):

     On September 14, 1998, BSR and Cheniere entered into the Third Amendment to Securities Purchase Agreement (attached hereto as Exhibit 8, which supercedes
Exhibit 6) as consideration for BSR agreeing to extend the maturity date of the $2,000,000 Term Loan from BSR to Cheniere, Cheniere (i) issued warrants to BSR to purchase 400,000 shares of Common Stock at an exercise price of $1.50 per share and (ii) reduced the exercise price of 166,667 warrants previously issued to BSR from $2.375 to $1.50 per share.

     On January 15, 1999, BSR and Cheniere entered into an Exchange Agreement (attached hereto as Exhibit 9). Pursuant to the Exchange Agreement, BSR is exchanging the full principal amount of the $2,000,000 Term Loan for 2,777,778 shares of Common Stock, which represents an imputed purchase price of $0.72 per share.

     As a result of a January 15, 1999 default on the Term Note Agreements with Arabella and Alba, BSR has committed to transfer 2,000,000 of the shares of Common Stock it owns in accordance with the Stock Pledge Agreement and in full cancellation of such debt.

     Other than such transactions, BSR has not effected any transactions in the Common Stock during the past sixty days. Nicole Souki has not effected any transactions in the Common Stock during the past sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Add the following:

8. Third Amendment to Securities Purchase Agreement between BSR and Cheniere dated September 14, 1998.

9.   Exchange Agreement between BSR and Cheniere dated January 15, 1999.

                              (Page 4 of 5 Pages)
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 19, 1999

                             BSR INVESTMENTS, LTD.


                             By: /s/ NICOLE SOUKI
                                 ----------------------------------------
                                 Nicole Souki
                                 President, Secretary and Chief Financial
                                   Officer



     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              (Page 5 of 5 Pages)